Filed Pursuant to Rule 424(b)(3)
File No. 333-220480

ANGEL OAK STRATEGIC CREDIT FUND
(the “Trust”)

September 27, 2024

Supplement to the Prospectus and Statement of Additional Information (“SAI”) of the Trust, each dated May 30, 2024, as may be supplemented to date

This supplement provides updated information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

Effective immediately, the following changes are made to the Fund’s Prospectus:

The section captioned “Investment Objective and Strategies” – “Portfolio Composition” – “Subsidiary” in the Prospectus is hereby replaced in its entirety with the following:

Subsidiary. The Fund may implement its strategy by making investments directly or through one or more wholly-owned and controlled subsidiaries formed by the Fund and organized in the United States (each, a “Subsidiary”). A Subsidiary may invest in residential and commercial real estate whole loans (including second lien loans such as home equity line of credit (“HELOC”) loans) and consumer loans, as well as participations in such loans or instruments representing the right to receive interest payments and principal due on such loans. The Subsidiary may invest in residential and commercial real estate loans and consumer loans of any credit rating or no credit rating, including without limit in loans that are rated below investment grade. The principal risks of investments in the Subsidiary are the same as those relating to residential loans and mortgages, second lien loans and consumer loans. See “Residential Loans and Mortgages Risk,” “Second Lien Risk” and “Consumer Loans Risk.” The allocation of the Fund’s investments, if any, in a Subsidiary will vary over time.

The following is hereby added after the existing disclosure in the section captioned “Types of Investments and Related Risks” – “Non-Principal Risks Relating to the Fund” in the Prospectus:

Consumer Loans Risk. Investments in consumer loans expose the Fund to additional risks beyond those normally associated with more traditional debt instruments. The Fund’s ability to receive payments in connection with a consumer loan depends primarily on the financial condition of the borrower. The consumer loans the Fund may invest in will generally not be secured by collateral. Unsecured loans are subject to greater risk of nonpayment in the event of default than secured loans since they do not afford the lender recourse to collateral. In addition, consumer loans often have contractual restrictions on resale, which can delay the sale and adversely impact the sale price. The absence of a liquid market for consumer loans could adversely impact their value and may inhibit the Fund’s ability to dispose of them at times when it would be desirable to do so. Transactions involving consumer loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days) and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the Fund may not receive its proceeds in a timely manner.

In addition, when acquiring consumer loans, the Fund relies on third-party loan originators to originate consumer loans that comply with applicable law. Consumer loan originators and brokers are subject to strict and evolving consumer protection laws and other legal obligations with respect to the origination of consumer loans. These laws may be highly subjective and open to interpretation and, as a result, a regulator or court may determine that that there has been a violation where an originator or servicer of consumer loans reasonably believed that the law or requirement had been satisfied. Failure or alleged failure of originators or servicers to comply with these laws and regulations could subject the Fund, as an assignee or purchaser of these loans or securities backed by these loans, to, among other things, delays in foreclosure proceedings, increased litigation expenses, monetary penalties and defenses to foreclosure, including by recoupment or setoff of finance charges and fees collected, and in some cases could also result in rescission of the affected consumer loans, which could adversely impact the Fund’s business and financial results. While some of these laws may not explicitly hold the Fund responsible for the legal violations of these third parties, federal and state agencies and private litigants have increasingly sought to impose such liability. Various regulators and plaintiffs’ lawyers have also sought to hold assignees of consumer loans liable for the alleged

Filed Pursuant to Rule 424(b)(3)
File No. 333-220480
violations of the originating lender under theories of express or implied assignee liability. Accordingly, the Fund may be subject to fines, penalties or civil liability based upon the conduct of the lenders that originated the consumer loans the Fund holds.

Second Lien Risk. Second lien loans, such as HELOC loans, are generally subject to similar drivers of delinquency and default as those associated with investments in senior loans. However, the risk of loss associated with second lien loans are higher than that of loans with first priority over the collateral, because in the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral recovery value would remain for the second priority lien holder and therefore result in a loss of investment to the Fund. Second lien loans also generally have greater price volatility than senior loans and may be less liquid. Second lien loans are generally of below investment grade quality, and therefore share the same risks as other below investment grade securities.

In addition, effective after the close of business on September 17, 2024, Patrick Journy has replaced William Richardson as Treasurer of the Trust.

Accordingly, all references to William Richardson are hereby removed from the SAI and replaced with references to Patrick Journy.

The section captioned “Management” is revised by replacing the third row of the table titled “Officers of the Trust” with the following:

Name and Year of Birth	Position with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Patrick Journy 1984	Treasurer	Since 2024; indefinite term	Chief Accounting Officer, Angel Oak Mortgage REIT (since 2022); Chief Financial Officer, JFQ Lending Inc. (2020-2022); Chief Financial Officer, Mortgage Asset Management, LLC (2018-2022).

Please retain this Supplement with your Prospectus and SAI for future reference.